August 19, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Bank of Montreal
Issuer CIK: 0000927971
Issuer File Number: 333-285508/001-13354
Form Type: 8-A12B
Filing Date: August 19, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of MicroSectors 3x Long Taiwan ETNs, MicroSectors -3x Short Taiwan ETNs, MicroSectors 3x Long Japan ETNs, MicroSectors -3x Short Japan ETNs, MicroSectors 3x Long Brazil ETNs, and MicroSectors -3x Short Brazil ETNs under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications